FILE NO. 82.4524



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँ[illegible]
मादाम[illegible]
मुंबई [illegible]

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
[illegible]भवन,
[illegible]मा मार्ग,
[illegible]021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.



03050163

SUPPL

जा. क्रम. . . . . . .

दिनांक / तारीख / Date :

CO/S&B/VR/2003/ 994 -   8.04.2003

FORMATION SUBMITTED UNDER RULE 12g3-2(b)

03 APR 21 AM 7:21

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/985 dated the 08th April, 2003 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

PROCESSED
APR 24 2003
THOMSON FINANCIAL

4/22

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



FILE NO. 82.4524

भारतीय स्टेट बँक

भारतीय स्टेट बैंक

State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
[illegible]

शेअर एवं बॉण्ड विभाग
[illegible]

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
[illegible]

जा. क्रमांक / No. : CO/S&B/VR/2003/985

दिनांक / तारीख / Date : 08.04.2003

Dear Sir,

LISTING AGREEMENT : CHANGE IN DIRECTORS

In terms of Clause 30A of the Listing Agreement, we advise that Shri Ananta Chandra Kalita, Director on the Bank's Central Board ceased to be a Director on the Board with effect from 4th April, 2003.

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)



SHARES & BONDS
CORPORATE CENTRE
MUMBAI

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

FILE NO. 82.4524

जा. क्रमांक / No. : CO/S&B/VR/2003/ 1040 दिनांक / तारीख / Date : 12.04.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/1035 dated the April 12, 2003 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

FILE NO. 82.4524

पा. क्रमांक / No.: CO/S&B/VR/2003/ 1035

दिनांक / तारीख / Date : 12.04.2003

Dear Sir,

LISTING AGREEMENT : CLAUSE 35
DISTRIBUTION SCHEDULES

In terms of Clause 35 of the Listing Agreement, we enclose for your information six copies of distribution schedules of our equity as on 31.03.2003. In this connection, we advise that only the following entities have shareholding more than 5% of our equity.

i)	Reserve Bank of India	59.726%
ii)	Bank of New York as Depository Bank for GDRs (GDR holders do not have voting rights)	7.892%

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a



SHARES & BONDS
CORPORATE CENTRE, MUMBAI

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

DSCHMR03.WKS

FILE NO. 32.4524

APPENDIX I TO REGULATION 2
[REGULATION 2-4 (ii)

Distribution Schedule

Name of Company : STATE BANK OF INDIA

Distribution of EQUITY SHARES as on 31st March, 2003

(Kind of Security)

Total Nominal Value Rs.	5262988780
Nominal Value of each share Rs.	10
Total Nos. of shares	526298878
Paid-up value per share Rs.	10
** Distinctive Nos. From	000000001
** Distinctive Nos. To	526890000

** Refer ANNX-01 (DNR BREAK-UP)

TABLE I
DISTRIBUTION OF HOLDINGS

Share holding of nominal value of		Share holders		Share Amount	
Rs.	Rs.	Number	% to Tot	(In Rs.)	% to Tot
(1)		(2)	(3)	(4)	(5)
Upto	5000	670704	99.445%	36831983	6.998%
5001	10000	1763	0.261%	1370848	0.260%
10001	20000	777	0.115%	1179829	0.224%
20001	30000	271	0.040%	694633	0.132%
30001	40000	133	0.020%	482813	0.092%
40001	50000	97	0.014%	466481	0.089%
50001	100000	234	0.035%	1763784	0.335%
100001	Above	466	0.069%	483508507	91.870%
TOTAL		674445	100.000%	526298878	100.000%



शे. एवं बा.
SHARES &
BONDS
CORPORATE CENTRE

DSCHMRØ3.WKS

FILE NO. 82.4524

PHYSICAL

APPENDIX I TO REGULATION 2
[REGULATION 2-4 (ii)

Distribution Schedule

Name of Company : STATE BANK OF INDIA

Distribution of EQUITY SHARES as on 31st March, 2ØØ3

(Kind of Security)

Total Nominal Value Rs.	526298878Ø
Nominal Value of each share Rs.	1Ø
Total Nos. of shares	526298878
Paid-up value per share Rs.	1Ø
** Distinctive Nos. From	ØØØØØØØØ1
** Distinctive Nos. To	52689ØØØØ

** Refer ANNX-Ø1 (DNR BREAK-UP)

TABLE I
DISTRIBUTION OF HOLDINGS

Share holding of nominal value of		Share holders		Share Amount	
Rs.	Rs.	Number	% to Tot	(In Rs.)	% to Tot
(1)		(2)	(3)	(4)	(5)
Upto	5ØØØ	525195	77.871%	264616Ø2	5.Ø28%
5ØØ1	1ØØØØ	295	Ø.Ø44%	217436	Ø.Ø41%
1ØØØ1	2ØØØØ	95	Ø.Ø14%	136428	Ø.Ø26%
2ØØØ1	3ØØØØ	43	Ø.ØØ6%	1Ø4689	Ø.Ø2Ø%
3ØØØ1	4ØØØØ	14	Ø.ØØ2%	46716	Ø.ØØ9%
4ØØØ1	5ØØØØ	4	Ø.ØØ1%	1735Ø	Ø.ØØ3%
5ØØØ1	1ØØØØØ	8	Ø.ØØ1%	56826	Ø.Ø11%
1ØØØØ1	Above	11	Ø.ØØ2%	31463222Ø	59.782%
TOTAL		525665	77.94Ø%	341673267	64.92Ø%
ADD: DEMAT SHARES		14878Ø	22.Ø6Ø%	184625611	35.Ø8Ø%
GRAND TOTAL		674445	1ØØ.ØØØ%	526298878	1ØØ.ØØØ%


SHARES & BONDS
CORPORATE CENTRE, MUMBAI

DSCHMR03.WKS

F.LE NO. 82.4524

DEMAT

APPENDIX I TO REGULATION 2
[REGULATION 2-4 (ii)

Distribution Schedule

Name of Company : STATE BANK OF INDIA

Distribution of EQUITY SHARES as on 31st March, 2003

(Kind of Security)

Total Nominal Value Rs.	5262988780
Nominal Value of each share Rs.	10
Total Nos. of shares	526298878
Paid-up value per share Rs.	10
** Distinctive Nos. From	000000001
** Distinctive Nos. To	526890000

** Refer ANNX-01 (DNR BREAK-UP)

DEMAT

TABLE I
DISTRIBUTION OF HOLDINGS

Share holding of nominal value of		Share holders		Share Amount	
Rs.	Rs.	Number	% to Tot	(In Rs.)	% to Tot
(1)		(2)	(3)	(4)	(5)
Upto	5000	145509	21.575%	10370381	1.970%
5001	10000	1468	0.218%	1153412	0.219%
10001	20000	682	0.101%	1043401	0.198%
20001	30000	228	0.034%	589944	0.112%
30001	40000	119	0.018%	436097	0.083%
40001	50000	93	0.014%	449131	0.085%
50001	100000	226	0.034%	1706958	0.324%
100001	Above	455	0.067%	168876287	32.088%
TOTAL		148780	22.060%	184625611	35.080%
ADD: PHYSICAL SHARES		525665	77.940%	341673267	64.920%
GRAND TOTAL		674445	100.000%	526298878	100.000%


SHARES &
BONDS
CORPORATE CENTRE
MUMBAI

DSCHMRØ3.WKS

FILE NO. 82.4524

TABLE II
NAME OF SHARE HOLDER AND
SHARES HELD BY THE
FOLLOWING, viz.

		Name of Share Holder	No of Shares	% to t no. of shares
		(1)	(2)	(3)
(a) Foreign Holdings	(i)	Foreign Collaborators	-	
	(ii)	Foreign Financial Institutions - Instn. Investors (FII)	101717740	19.32
	(iii)	Foreign Nationals	-	
	(iv)	Non-Resident Indians	231383	0.04
		TOTAL	101949123	19.37
(b) Govt/Govt sponsored Financial Institutions	(i)	Life Insurance Corpn. of India	20215578	3.84
	(ii)	Unit Trust of India	9780	0.00
	(iii)	Industrial Fin. Corpn. of India	399450	0.07
	(iv)	Industrial Dev. Bank of India	1260811	0.24
	(iv) a.	- SIDBI	1015000	0.19
	(v)	Indst Credit & Inv Corp of India	1650	0.00
	(vi)	Gen.Ins. Corpn. of India & Sub.	6090193	1.15
	(vii)	Nationalised Banks	168861	0.03
	(viii)	Government Companies	-	
	(ix)	Central Government (RBI)	314338700	59.72
	(x)	State Government	104112	0.02
	(xi)	State Financial Corporations	-	
		TOTAL	343604135	65.28
(c) Bodies Corporate	(i)	Holding Companies	-	
	(ii)	Subsidiary Companies	-	
	(iii)	Other Bodies Corporate		
		- Domestic Companies	23843041	4.53
		- Mutual Funds	15445041	2.93
		TOTAL	39288082	7.46
(d) Directors & their relatives		As defined in Sec.6 of the Companies Act, 1956.		N/A


S.B.I. MUMBAI
SHARES & BONDS
CORPORATE CENTRAL

DSCHMR03.WKS

FILE NO. 82.4524

TABLE III
HOLDINGS OF OFFICE BEARERS

Names of Directors, Managing Director, Chairman, President, Secretary and Manager	Official relationship to the Company	Number of shares
Shri A K Purwar	Chairman	103
Shri P N Venkatachalam	MD	53
Shri A K Batra	MD	53
Dr I G Patel	Director	500
Shri Ajay G Piramal	Director	806
Shri Prithvi Raj Khanna	Director	500
Shri Shantha Raju	Director	
Shri K P Jhunjhunwala	Director	
Shri Suman Kumar Bery	Director	500

Certified correct

Signature of


SHARES & BONDS
CORPORATE CENTRE, MUMBAI



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

F .LE NO. 82.4524

जा. क्रमांक / No. : दिनांक / तारीख / Date :

CO/S&B/VR/2003/ 1044. 12.04.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/1030 dated the April 12, 2003 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती. कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

E NO. 82 4524

जा. क्रमांक / No.: CO/S&B/VR/2003/1030

दिनांक / तारीख / Date : 12.04.2003

Dear Sir,

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 31st March, 2003. In this connection, we advise that only the following entities have shareholding more than 1% of our equity.

Details of Shareholding of entities/persons holding more than 1% of of the Bank

	No.of Shares held	% of Shares in total equity
Reserve Bank of India	314338700	59.73
Financial Institutions:		
1. Life Insurance Corp. of India	20125578	3.84
FIIs		
1. The Bank of New York (As Depository for GDRs)	41538018	7.89
2. Emerging Markets Growth Fund Inc.	6958700	1.32
Total holding FIIs/NRIs/GDRs	101949122	19.36
OCBs	11000	---

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a


SHARES & BONDS
CORPORATE CENTRE MUMBAI

FILE:CL35MR03 10-Apr-2003

FILE NO. 82.4524

CLAUSE 35 : BOMBAY STOCK EXCHANGE

REPORTING INSTITUTION : STATE BANK OF INDIA
FOR THE QUARTER ENDED : 31/03/2003
DATE OF REPORT : 09/04/2003

SR. NO.	CATEGORY	SHARES HELD	% OF SHARES IN TOT EQTY
(A)	PROMOTER'S HOLDING		
1	Promoter's - Indian - Foreign Pormoter's	NIL	NIL
2	Persons acting in concert	NIL	NIL
	Sub-Total	NIL	NIL
(B)	NON-PROMOTER'S HOLDING		
3	Institutional Investors		
a.	Mutual Funds and UTI	19245680	3.66
b.	Banks, Financial Institutions, Insurance Co's (Central/State Govt.Insti/Non-Govt.Insti)	354244517	67.31
c.	FIIs	60168722	11.43
	Sub-Total	433658919	82.40
4	Others		
a.	Private Corporate Bodies	9402020	1.79
b.	Indian Public	40938927	7.78
c.	NRIs OCBs	231383 11000	0.04 0.00
d.	Trust/Foundations	518611	0.10
e.	Others (GDR's)	41538018	7.89
	Sub-Total	92639959	17.60
	GRAND TOTAL -	526298878	100.00


SHARES &
BONDS